                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K

                    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
                         TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  August, 2006

Commission File Number:  000-50393

                                 NEUROCHEM INC.

                          275 Armand-Frappier Boulevard
                                  Laval, Quebec
                                     H7V 4A7


Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F.      Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                                                  Yes [ ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                                                  Yes [ ] No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

                                                                  Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   SIGNATURES:

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       NEUROCHEM INC.
August 9, 2006

                                       By: /s/ David Skinner
                                       ----------------------------------------
                                       David Skinner, Vice President,
                                       General Counsel and Corporate Secretary

                                               NEUROCHEM INC.
                                               275 Armand-Frappier Blvd.
[NEUROCHEM (LOGO)]                             Laval, Quebec, Canada H7V 4A7
________________________________________________________________________________


FOR FURTHER INFORMATION, PLEASE CONTACT:

Lise Hebert, Ph.D.                                         Tel: 1-450-680-4570
Vice President, Corporate Communications                   lhebert@neurochem.com
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                             NEUROCHEM TO REPORT ON
                              SECOND QUARTER 2006

 NEUROCHEM WILL HOST A CONFERENCE CALL WEDNESDAY, AUG. 9, 2006, AT 5:00 P.M. ET

LAVAL, QUEBEC, AUG. 9, 2006 -- Neurochem Inc. (NASDAQ: NRMX; TSX: NRM) announces that it will release its results for the second quarter of fiscal 2006, today, after the close of market.

The release of the results will be followed by a company-hosted conference call at 5:00 P.M. Eastern Time, Wednesday, Aug. 9, 2006. During the conference call, Dr. Francesco Bellini, Chairman, President and Chief Executive Officer, and Mr. Mariano Rodriguez, Vice President, Finance and Chief Financial Officer, will present the status and progress of the company, together with the highlights of its financial results.

To participate in the conference call, please dial the following numbers approximately 10 minutes prior to the start of the call: 416-644-3416 or 1-866-250-4877. A replay of the conference call will be available for one week (until Aug. 17, 2006), commencing one hour after the end of the call. The instant replay numbers are 416-640-1917 or 1-877-289-8525, passcode 21199732#.
Please mention that you are calling for the Neurochem conference replay.


ABOUT NEUROCHEM

Neurochem is focused on the development and commercialization of innovative therapeutics to address critical unmet medical needs. Eprodisate (Fibrillex(TM)) is designated as an orphan drug, is a Fast Track product candidate and is also part of FDA Continuous Marketing Application Pilot 1 and Pilot 2 programs. In April 2006, the FDA confirmed the filing and awarded Priority review to a New Drug Application for eprodisate (Fibrillex(TM)). Tramiprosate (Alzhemed(TM)), for the treatment of Alzheimer's disease, is currently in Phase III clinical trials in both North America and Europe, and tramiprosate (Cerebril(TM)), for the prevention of Hemorrhagic Stroke caused by Cerebral Amyloid Angiopathy, has completed a Phase IIa clinical trial.


TO CONTACT NEUROCHEM

For additional information on Neurochem and its drug development programs, please call the North American toll-free number 1-877-680-4500 or visit our Web Site at www.neurochem.com.
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Certain statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond Neurochem's control. Such risks include but are not limited to: the impact of general economic conditions, general conditions in the pharmaceutical industry, changes in the regulatory environment in the jurisdictions in which Neurochem does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation, as well as other risks disclosed in public filings of Neurochem. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. The reader should not place undue reliance, if any, on the forward-looking statements included in this news release. These statements speak only as of the date made and Neurochem is under no obligation and disavows any intention to update or revise such statements as a result of any event, circumstances or otherwise. Please see the Annual Information Form for further risk factors that might affect the Company and its business.